Form 10-K, Exhibit 13
period 1996-12-31
GTI CORP
filed 1997-04-10
CIK 44319

                                                                Exhibit 13




                                GTI CORPORATION
                               1996 ANNUAL REPORT

                               PRESIDENT'S LETTER

Dear Shareholder:

The year 1996 was a time of transition and re-focus for GTI Corporation. When I joined GTI in early 1996, GTI owned two very different businesses: Promptus Communications and Valor Electronics. At that time, Promptus was posting operating losses and was struggling to successfully launch the Systems portion of its business. Also at that time, Valor revenues were declining and as a result, the Valor cost structure had become overly burdensome.

To address these issues and to begin re-building our foundation, decisive and difficult actions were necessary. Many of these corrections were expensive and painful, but were deemed to be the right steps at the right time. It would seem that the most difficult corrections are now behind us, and that GTI's future is brighter as a result.

Recognizing that Valor offers our best prospects for the future, we decided to focus primarily on the restructuring of this operation. To provide the impetus for the necessary changes, a new Senior Valor Management of skilled and motivated leaders was recruited. To reduce costs and increase management efficiency, the new Valor management team was consolidated with the GTI Corporate Team, resulting in the elimination of exclusively holding company management positions.

To further address our burdensome cost structure, a new wholly-owned manufacturing operation was created in China. This permitted the elimination of most third-party processing relationships in China, significantly reducing manufacturing costs. Also as a result of this consolidation in China, significant reductions in the overhead costs of our Hong Kong management infrastructure was achieved. The cost of this restructuring was substantial, but the savings should also be substantial. We believe that the resultant product cost decreases will create more globally-competitive Valor products.

As a part of the restructuring in China, global material procurement, production planning, and shipping logistics were streamlined and consolidated. These changes, although initially painful, have resulted in significant reductions in inventory levels as well as measurable increases in product quality and delivery intervals, quality and order processing times.

Primarily as a result of the above actions in pursuit of customer satisfaction, the Valor revenue decline of the previous five quarters was arrested in the fourth quarter of 1996 and Valor's lower cost structure contributed to encouraging improvements in fourth quarter financial results.

To facilitate continued focus on improved Valor operations, in January 1997, GTI decided to divest its 72% ownership in Promptus Communications. In April 1997, GTI agreed to this divestiture in exchange for cash and common shares of VideoServer, Inc. totaling approximately $11.6 million. Although this transaction resulted in a substantial non-recurring loss chargeable to 1996 operations, the loss was entirely related to goodwill associated with the earlier Promptus purchase. The proceeds from this divestiture will provide additional liquidity for GTI to pursue further strategic investments in Valor.

To enhance the growth of Valor, corporate focus is now on a strategic plan to leverage Valor's core competence in magnetics through the development of new subsystems specifically designed for high-growth markets. For example, Valor recently introduced our FlexPHY line of Integrated LAN modules for the telecommunications market. Also in conjunction with this strategic market focus, product development and marketing groups have been realigned around three primary opportunities: magnetic components, power solutions, and integrated products. This new structure will allow Valor to focus on the customer needs in specific markets and to expand revenues from magnetic component products.

Achieving total customer satisfaction in global growth markets shall continue to be the company's mission. As we aggressively pursue this mission, we are sincerely grateful for the support of our valued customers and suppliers, for the dedication and hard work of our outstanding employees, and for the trust and encouragement of our shareholders.

                                          Sincerely,

                                          Albert J. Hugo-Martinez
                                          President and
                                          Chief Executive Officer

                                GTI CORPORATION

     GTI Corporation ("the Company") is a broad-based supplier of signal management components to original equipment manufacturers ("OEMs") of local area networks ("LAN") and wide area networks ("WANs") for data communications. Through its Valor Electronics, Inc. ("Valor") subsidiary, the Company designs, manufactures, markets, and supports a broad family of standards-based magnetic components with application-specific interface solutions for signal management in networking and internetworking products. These signal management products provide signal processing and power transfer functions such as circuit isolation and impedance matching, signal shaping and conditioning, noise reduction and filtering, and voltage conversion. These electrical functions help enable the OEM's hardware and software product architecture to transmit data over the LAN transmission media.

     The Company's principal products are magnetics-based components. Magnetics-based components are marketed under the Valor name and consist of two categories, signal processing and power transfer, as more fully described below. Valor's products are compliant with the industry standards adopted by the Institute of Electrical and Electronic Engineers ("IEEE") for the conversion and transmission of data over copper wire and support the major networking architectures ("LAN topologies"), which have evolved based on these standards.

     The Company's magnetic-based components include a broad family of standards-compliant, miniature, wire-wound transformers; integrated modules; and subsystem products. The Company works closely with networking customers and integrated circuit companies to design products that complement the manufacturers' integrated circuit or chip set configuration with magnetics applications required to enable the integrated circuit to perform its desired function, which is the conversion of the digital signal from inside the computing device into an analog signal for transmission on the LAN medium or cabling system. Valor's products are located at all interface points of the LAN cabling system where signal conversion is required. For example, on the desktop, these products are found inside the computer on the network interface adapter card. In addition, these products are located within external connection devices such as transceivers. At the file server, these products are found near the connection port of hubs or concentrators, routers, and switches, as well as inside multiple-access units.

     Magnetics-based components are an integral part of electronic circuitry. In LAN applications, circuits need to be isolated from each other, impedances matched (signal levels stepped up or down), unwanted signals suppressed or noise emissions filtered, and voltage converted. The LAN topologies that these networking products support differ in their requirements for transmission speed, wiring specifications, and signaling-access methods of the LAN; and, as a result, the component mix, quantity, placement, and degree of component integration for these products will vary depending upon the LAN topology used.

     Signal Processing Product -- The Company's signal-processing products consist of pulse transformers, chokes, filters, and integrated filter modules. Pulse transformers provide electrical isolation of circuits and match impedances between different parts of circuits, thus allowing for different circuits placed within close proximity on the same board to handle voltage signals without causing data distortion or circuit damage. In a LAN using copper wire as the transmission medium, isolation transformers are used on network adapter cards, generally located inside the computer, to isolate the wire from the network adapter card itself. This isolation prevents the wire from transferring voltage spikes into the system which would severely damage the circuits and destroy the signal. Chokes are used for filtering and smoothing electrical signals, and are often used in connection with transformers. In a LAN, the required magnetics application for chokes is signal conditioning and shaping at the network interface point to suppress noise emission on the transmit and receive line. The Company's transformers and chokes support Ethernet over coax; 10Base-T and Token Ring LAN topologies; and other high-speed LAN applications, such as 100Base-TX Fast Ethernet, 155 Mbps Asynchronous Transfer Mode ("ATM"), and fibre-channel applications. Transformers and chokes are also used in telecommunication products with ISDN, T-1/CEPT, and S and U interface applications. Filter products reduce or eliminate conducted noise from traveling along transmission media as well as minimize large current or voltage spikes that would be deemed excessive on the transmission cable. Filter products are designed to work with the most commonly used integrated circuits and generally support both transmit or receive functions. Filters are located at the transmit and receive connection ports in such hardware as adapter cards, transceivers, intelligent hubs, routers, and switches and may be placed discretely on printed-circuit boards or into an integrated filter module.

     Integrated filter modules consist of a filter and a transformer and often a choke in one single module and may also include resistors, compactors and opto-isolators. Integrated filter modules perform the combined functions of signal isolation, impedance matching, signal conditioning, filtering, noise suppression and overvoltage protection. The Company's filter products support applications for Ethernet over coax, 10Base-T, Token Ring, and the PCMCIA credit card-sized standard as well as 100Base-TX Fast Ethernet, FDDI over copper, and 155 Mbps ATM.

     Power-Transfer Products -- The Company's principal power-transfer products are DC/DC converters. DC/DC converters take the bus or supply voltage, which generally operates at a higher voltage level than the integrated circuit, and converts the voltage to a different voltage level to enable the integrated circuit to function optimally. DC/DC converters are also suitable for flash memory and distributed power applications. In a LAN, DC/DC two watt converters are located in adapter cards and hubs and support Ethernet over coax applications. 10Base-T topologies do not require a DC/DC converter. Higher power levels (up to 40 watts) are used to support new sub-5v levels for faster Pentium-type micro processors.

CUSTOMERS

     Valor's products are sold directly or indirectly to more than 1,000 customers, including the following 10 customers which individually represented, at a minimum, 2% of the Company's 1996 sales and collectively represented approximately 71% of the Company's 1996 sales:

            Accton                               Hyo Sung Computers
            Avnet Engineering                    Jabil Circuits
            Bay Networks, Inc.                   Motorola, Inc.
            Cabletron Systems, Inc.              SCI
            Hewlett-Packard Company              3Com Corporation

     Two customers, 3Com Corporation and SCI Manufacturing, Inc., accounted for approximately 20% and 10%, respectively, of the Company's total sales in 1996. Two customers, 3Com Corporation and Bay Networks, Inc., accounted for 16% and 14%, respectively, of the Company's total sales in 1995. One customer, 3Com Corporation, accounted for 22% of the Company's total sales in 1994. The sales percentage from Valor's OEM customers has historically fluctuated and may continue to vary in future periods. Management believes that future sales concentration to these OEM customers is likely to continue; consequently, such concentration may adversely affect both average selling prices, future sales growth, gross margins, and the Company's financial condition.

SALES AND MARKETING

     Valor's products are sold domestically (including Canada) through 16 manufacturers' representative organizations employing over 150 sales engineers trained to sell the Company's products. These products are also offered for sale through three national and two regional electronics distributors with branches throughout the United States and Canada. The largest distributor is Hamilton/Hallmark (a subsidiary of Avnet Engineering). In January 1997, one of the regional distributors became a national distributor of Valor's products. The efforts of the representative and distribution organizations are directed by three regional manager employees who report to a vice president of sales and marketing. Additionally, during 1997, Valor added a national distribution manager who reports to the vice president of sales and marketing.

     The international sales structure comprises representative and distributor networks in Europe and the Pacific Rim. There are directors of sales and marketing in Munich, Germany, and Hong Kong who oversee sales in Europe and the Pacific Rim, respectively. The Company employs customer service representatives to process purchase orders and respond to customer inquiries.

COMPETITION

     The market for magnetics-based components for LAN applications is highly competitive. Valor's products have two principal competitors, Pulse Engineering, Inc., (a subsidiary of Technitrol) and Bel Fuse, Inc. with each offering a broad product line and competing with similar levels of manufacturing and engineering capabilities. In addition, numerous foreign-based firms, mainly Taiwanese with strong manufacturing capabilities, offer specific products with capabilities similar to the Company's standard and mature product lines. These firms tend to compete on a product-specific basis or a protocol-specific basis but do not compete across all products and LAN applications offered by the Company.

     The number of competitors and the characteristics of competition for Valor's products varies based on the degree of engineering and design related to each product. Currently, competition is primarily based on engineering design, quality, availability, and price. Products with very little engineering requirements or changes in design have more competitors, and typically compete on price. Products with a high degree of engineering design and component integration have fewer competitors, and typically compete on the ability to provide solutions. The Company believes that its engineering program and relationship with customers give it a competitive advantage over companies with fewer engineering resources with respect to products requiring a high degree of engineering and component integration.

     The market for 10Base-T Ethernet and 10Base-2/5 products is becoming increasingly mature and, as a result, manufacturing companies are entering the marketplace with standard products and have sought to compete on the basis of price. The Company believes that it has been able to compete effectively in this environment by focusing on higher degrees of engineering and functionality, product quality, and availability, as well as the ability to cost re-engineer mature products. See "Product Development" for a discussion of new product development and emerging communications markets.

MANUFACTURING AND SUPPLIERS

     The manufacturing operations for Valor's products are labor intensive, and primarily involve the winding of magnetic cores; the assembly and placement of discrete, and integrated circuit components onto printed circuit boards; product encapsulation; testing; quality assurance; and marking of the final component. Valor conducts its manufacturing in the Asia Pacific Region via five operations in the People's Republic of China ("PRC") and two operations in the Philippines. The activities of these manufacturing operations are coordinated and supported by Valor's San Diego-based headquarters. All of the manufacturing operations in the PRC and the Philippines are certified pursuant to ISO 9002. Of the five operations in the PRC, two are owned by Valor and three are operated through subcontracting arrangements over which the Company has direct product supervision. Of the two operations in the Philippines, one is owned by Valor and the other is operated through subcontracting arrangements over which the Company has direct product supervision. The subcontract arrangements are negotiated on a price-per-piece basis, renewable annually, and generally provide to the Company flexibility to adapt its production schedule in response to fluctuations in market demand.

     The principal materials and fabricated components used in Valor's products include ferrite cores, coilforms, leadframes, printed circuit boards, epoxies, discrete, and integrated circuit electronic components. The Company generally uses standard parts and components for its products and, historically, has been able to obtain adequate supplies from existing sources. During 1996, the Company has sought to establish close supplier relationships for its principal materials and components for its principal materials and fabricated components, through a supplier quality program, and believes that, in the case of non-critical components, there are a number of alternative qualified vendors to supply parts in a timely manner. Currently, pin coilforms, which are used in approximately 30% of filter products, are manufactured by a sole-sourced supplier. An interruption in the supply of pin coilforms or the inability of the Company to procure this component from alternative sources at acceptable prices within a reasonable time would materially and adversely affect the Company's business, manufacturing operations, operating results, and financial condition.

PRODUCT DEVELOPMENT

     The market for the Company's products is characterized by rapidly changing technology, frequent new product introduction, and the requirement to conform to evolving standards for networking data communications architectures. The Company's ability to develop and introduce new products to the market in a timely manner or enhancements to existing products is crucial to its future success.

     Valor is developing its magnetics-based products for use in emerging communications markets, such as Fast Ethernet, FDDI/CDDI, ATM, xDSL, and PCMCIA standards. Valor works closely with networking customers and integrated circuits manufacturers with which Valor's products must interface and participates as a member in the IEEE and ANSI Standards Committees. These efforts give Valor early access to new technologies and new product plans, which Valor believes provide it with advantages in the timely development of its products. Concurrent engineering projects with key customers are also becoming an important factor in developing new products and product enhancements. Valor is also developing products for sale in broader telecommunication markets (including ISDN) and products for flash memories, in addition to developing subsystems with higher degrees of component integration and value-added for its major customers. In 1996, 1995, and 1994, Valor incurred design engineering and product development costs of $3,245,000, $4,705,000, and $5,464,000, respectively.

FOREIGN OPERATIONS

     Substantially all of Valor's manufacturing operations and approximately 54% of its identifiable assets (excluding goodwill) are located in the PRC and Philippines. See the discussion "Manufacturing and Suppliers" and "Properties." There are risks inherent to these foreign operations, many of which are beyond the control of the Company. These risks include exposure to the effects of political and economic instability and significant changes to existing international treaties, market forces, and foreign laws as well as difficulties in staffing and managing foreign subsidiaries and oversight of subcontracting arrangements. Such risks could result in interruptions of manufacturing operations, capability, or substantial increases in operating costs, which if prolonged would have a material, adverse effect on the Company's profitability and financial condition. If the United States Government were to eliminate current favorable trade legislation with China or increase customs duties, it could have a material adverse effect on a significant portion of the Company's foreign operations. In 1996, the Company obtained formal approval and began to operate in China as a Wholly Foreign-Owned Enterprise ("WFOE"), and believes that conducting its operations in China under the WFOE structure will potentially mitigate certain risks and uncertainties associated with the previous contractual arrangements in China.

INTERNATIONAL SALES

     Sales to customers outside of the United States comprised approximately 48.6% of the Company's total net sales in 1996, of which approximately 19.3%, 27.7%, and 1.6% were made to customers in the Pacific Rim, Europe, and North America, respectively. Sales to customers outside the United States as a percentage of total sales were approximately 42.6% in 1995, and 36.5% in 1994. The Company also exports products to international markets from its Valor domestic operations. Valor's export sales as a percentage of total domestic sales were 1.9%, 4.6%, and 9.7% for 1996, 1995, and 1994, respectively. Additional geographic segment financial information is set forth in Footnote 13 to the Financial Statements under the caption "Geographic Segments," included herein.

     The Company has established sales offices in Hong Kong and Munich, Germany, to administer its international sales activities for Valor. The Company believes that LANs, which require magnetics-based components such as those manufactured by the Company, will make further penetration into international markets, as has been the case in the United States. Accordingly, the Company expects that international sales will continue to represent a significant percentage of total future sales. International sales are, however, subject to inherent risks, including changes in regulatory requirements, fluctuating currency exchange rates, increases in tariff and other barriers, difficulties in obtaining export licenses, and potentially adverse tax consequences.

BACKLOG

     The backlog of unfilled orders as of December 31, 1996, was approximately $15,736,000, compared to approximately $25,800,000 as of December 31, 1995. The Company generally manufactures its products against firm orders and forecasted demand. The Company's backlog at the beginning of each quarterly period is not sufficient to achieve anticipated revenues for the quarter. As a result, the Company's sales for any future quarterly period are dependent upon obtaining orders in a quarter for shipment within the same quarter. Therefore, the Company's backlog may not be indicative of actual revenues for the future quarterly period. While the Company believes that the orders included in the backlog are firm, typical customer terms generally include the ability to cancel or reschedule orders within 30 days of the initial order placement date without significant penalty. In addition, the Company commits its manufacturing and expense levels according to monthly and quarterly sales and production forecasts. If anticipated sales do not meet these forecasts, the Company's operating results would be adversely effected.

MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED SECURITY MATTERS

     The Company's Common Stock is traded on the NASDAQ/NMS -- Symbol: GGTI. The prices quoted below have been furnished by the NASDAQ/NMS. As of December 31, 1996, there were approximately 1,470 holders of the Company's Common Stock. The Company has not paid dividends on its Common Stock since 1982.

                                                          1996                 1995
                                                     --------------       --------------
                          QUARTER                    HIGH       LOW       HIGH       LOW
        -------------------------------------------  ----       ---       ----       ---
          1st......................................  18 1/4      8  1/4    17 1/4     9  1/2
          2nd......................................    9 1/2     7  1/4    19 1/2     9  1/2
          3rd......................................    7 3/4     5  1/4    23 5/8    15  1/2
          4th......................................    7 1/4     4  3/8    19 7/8    10  1/2

SELECTED CONSOLIDATED FINANCIAL DATA

     The income statement data of the Company presented below for each of the five fiscal years ended December 31, 1996, and the balance sheet data as of December 31, 1996, 1995, 1994, 1993, and 1992 have been derived from the audited Consolidated Financial Statements of the Company that are included as part of this Annual Report and the Company's Annual Reports for the prior three fiscal years.

     The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto included elsewhere as part of this Annual Report.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                           YEAR ENDED DECEMBER 31,
                                            ------------------------------------------------------
                                              1996        1995        1994       1993       1992
                                            --------    --------    --------    -------    -------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Sales                                       $ 92,533    $114,836    $103,239    $88,575    $63,985
                                            ========    ========    ========    =======    =======
Income (loss) from continuing operations    $ (7,651)   $  6,124    $  3,699    $10,890    $ 7,032
Income (loss) from discontinued
  operations, net                             (2,998)     (2,178)      1,962      2,310      1,998
Loss on disposal of discontinued
  operations, net                            (10,822)     (2,000)         --         --         --
                                            --------    --------    --------    -------    -------
Net income (loss)                           $(21,471)   $  1,946    $  5,261    $13,200    $ 9,030
                                            ========    ========    ========    =======    =======
Net income (loss) per share of Common
  Stock -- primary and fully diluted
Income (loss) from continuing operations    $  (0.88)   $   0.56    $   0.32    $  1.09    $  0.72
Income (loss) from discontinued operations     (0.34)      (0.20)       0.20       0.23       0.21
Loss on disposal of discontinued
  operations                                   (1.20)      (0.18)         --         --         --
                                            --------    --------    --------    -------    -------
Net income (loss)                           $  (2.42)   $   0.18    $   0.52    $  1.32    $  0.93
                                            ========    ========    ========    =======    =======
Weighted average shares outstanding            8,973      10,873      10,187     10,023      9,713
                                            ========    ========    ========    =======    =======
BALANCE SHEET DATA
Total assets                                $ 91,524    $117,699    $ 99,948    $89,648    $66,721
                                            ========    ========    ========    =======    =======
Working capital                             $ 29,513    $ 53,690    $ 42,108    $38,055    $25,157
                                            ========    ========    ========    =======    =======
Long-term debt                              $     --    $     --    $     --    $    --    $ 2,625
                                            ========    ========    ========    =======    =======
Stockholders' equity                        $ 67,150    $ 88,995    $ 77,563    $71,772    $48,480
                                            ========    ========    ========    =======    =======

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Annual Report contains certain statements of a forward-looking nature relating to future events or the future performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider various factors (including risk factors) identified in this Annual Report which could cause actual results to differ materially from those indicated by such forward-looking statements.

     The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report. Dollar amounts below are expressed in thousands.

     In March 1997, Promptus entered into an agreement (the "NAC Transaction") to sell the net assets of its Network Access Card business (the "NAC's") for approximately $20.0 million, subject to regulatory approval. These sale proceeds will consist of $14.5 million in cash and 223,881 shares of common stock of VideoServer Inc Subject to the closing of the NAC Transaction, Promptus will purchase 100% of the Promptus shares held by the Company and repay certain indebtedness to the Company for an aggregate of approximately $11.6 million, net of certain transaction costs. The net proceeds to the Company are estimated to consist of $8.2 million in cash and approximately 158,000 shares of common stock of VideoServer Inc., resulting in a loss on disposal of approximately $10.8 million. Management expects these transactions to close in the quarter ended June 28, 1997, and has based its estimated loss on the disposal of Promptus based on the terms of these pending transactions. Accordingly, these businesses have been accounted as discontinued operations in accordance with Accounting Principles Board Opinion No. 30.

                             RESULTS OF OPERATIONS

1996 as compared to 1995

     Revenues declined by 19.4%, from $114,836 in 1995 to $92,533 in 1996. This decrease consisted of an approximate 5.3% decrease in average selling prices and an approximate 14.9% decrease in unit volume. Management attributes the decrease in average selling prices to the competitive pressures caused by downward pressures on prices in the market for networking products for which the Company provides components. The decrease in unit volume is also attributed to these market conditions as well as to certain manufacturing and product issues that resulted from the 1996 restructuring of the Company's off-shore manufacturing operations. Management believes that these issues have been and continue to be addressed, and that measurable improvements have been made. Management further believes that these improvements contributed directly to the improved fourth quarter 1996 results where revenues increased by 8.6% as compared to the immediately preceding quarter. This was the first increase in sequential quarterly revenue levels after six quarters of sequential quarterly revenue decline. However, there can be no assurance that revenues will continue to increase or that revenue will return to 1995 levels.

     In 1996, two of Valor's customers individually accounted for approximately 20% and 10% of sales. This compares to 16% and less than 10% of sales in 1995. Additionally, there was a third customer who accounted for 14% of sales in 1995. The sales percentage from these and other customers has historically fluctuated and may continue to vary in future periods. Management believes that future sales concentration to these customers is likely to continue; consequently, such concentration may adversely affect both average selling prices and future sales growth.

     Cost of sales decreased by 8.9%, from $82,729 in 1995 to $75,350 in 1996. This decrease was due primarily to the decline in unit sales volume and the factors discussed below related to gross margin.

     Gross margin decreased by 46.5%, from $32,107 in 1995 to $17,183 in 1996. Gross margin as a percent of revenue decreased by 33.6%, from 28% in 1995 to 18.6% in 1996. The decline in gross margin dollars resulted primarily from the decline in unit volume and from increased excess and obsolete inventory provisions in 1996. The decrease in gross margin as a percent of revenues resulted primarily from the effects of fixed costs spread over lesser volume and from the price decline described above.

     The decline in gross margin in 1996 was off-set slightly by decreased overhead costs resulting from the May 1996 formation of the Company's wholly-owned manufacturing operation in China, from the resultant termination of subcontract processing arrangements in China, and from the resultant restructure of the Company's Hong Kong management team. These reductions in overhead costs began to turn through inventory and to positively impact margins in the fourth quarter of 1996, during which margins as a percent of revenue increased to 22.1%. Assuming the Company maintains fourth quarter 1996 unit volume and average sales price levels, management expects future margins as a percent of sales to approximate at least 25%. However, there can be no assurance that future quarter volume and average selling prices will continue, and there can be no assurance that competitive pricing pressures will not decrease future margins.

     Operating expenses increased by 1.3%, from $25,382 in 1995 to $25,722 in 1996. The 1996 operating expenses include a $1,900 charge related to the restructuring of the Company's off-shore operations, particularly in Hong Kong, a $650 charge related to the settlement and legal costs of a class action lawsuit, and a $871 charge related to the severance of certain corporate employees. The 1995 operating expenses included a $1,376 charge related to severance. Absent these charges in 1996 and 1995, operating expenses decreased by 5.6% resulting primarily from reductions in commissions expense and personnel.

     Other expenses increased from $29 in 1995 to $162 in 1996 primarily as a result of gains on the sale of certain fixed assets in 1995.

     The Company's tax provision related to continuing operations changed from an expense of $506 in 1995 to a net benefit of $1,050 in 1996. The net tax benefit in 1996 results primarily from the planned carryback of the U.S. portion of the 1996 consolidated loss. The 1995 expense is significantly less than a provision based on the U.S. Federal tax rate due to off-shore tax holidays and due to the Company's intentions to not repatriate off-shore earnings. Management believes that the Company's future effective tax rate could fluctuate based on the geographic origin of Valor's earnings, future financial performance, and future decisions on the repatriation of foreign earnings.

     The decreased revenue levels, decreased gross margin and increased operating expenses, off-set somewhat by income tax consequences, resulted in a loss from continuing operations after taxes of $7,651 ($0.88 per share) in 1996. This compares to income from continuing operations after taxes of $6,124 ($0.56 per share) in 1995.

     The Company discontinued three operations during the years 1995 and 1996 as more fully described in the accompanying notes to financial statements. Losses from discontinued operations were $2,998 ($.34 per share) in 1996 compared to $2,178 ($.20 per share) in 1995. Estimated loss on disposal of discontinued operations was $10,822 ($1.20 per share) in 1996 and $2,000 ($.18 per share) in 1995. Including the effect of discontinued operations, the net loss was $21,471 ($2.42 per share) in 1996 compared to net income of $1,946 ($.18 per share) in 1995.

1995 compared to 1994

     The increase in sales of $11,597 or 11.2% in 1995 from 1994 was primarily due to increased unit demand (13%) over the prior year for the Company's LAN magnetics-based components. The growth in sales reflects increased unit volume across substantially all product families supplied to OEMs for LAN and internetworking products. International sales continued to remain strong during 1995 increasing 69%, representing 41% of the Company's sales in 1995 compared to 30% in 1994. Substantially all of the increase was a result of increased sales to existing international OEM customers.

     The year-over-year 18% increase in gross profit from $27.1 million in 1994 to $32.1 million in 1995 is a result of increased unit volumes. The increase in gross profit as a percentage of sales of 1.7% from 1994 is a result of stabilized product average selling prices, particularly filter products; reduced raw material costs per unit; reduced manufacturing costs; and, to a lesser extent, economies of scale associated with increased manufacturing volumes.

     The 7.1% increase in selling, general and administrative expenses from $23.7 million to $25.4 million is due to increased selling costs associated with Valor's higher sales volume and a charge of approximately $1,376 relating to certain severance costs. The decrease in selling, general and administrative expenses, as a percentage of sales, is a result of administrative efficiencies in relation to sales growth and a decrease in selling costs as a percentage of sales offset by the severance costs. Management believes that selling, general and administrative expenses may vary as a percentage of future sales.

     Non-operating income (expense), net, consists primarily of interest income and expense and net foreign currency translation costs. The decrease in interest income, net, in 1995 from 1994 is primarily a result of increased interest expense related to increased borrowings on the credit facility to facilitate Valor's growth.

     A significant portion of Valor's operations resides in foreign countries with lower tax rates than the United States. These foreign operations generated a significant portion of the Company's total earnings in 1995 and 1994, and account for the significantly lower, effective income tax rate than the statutory United States corporate income tax rate.

     The increase in income from continuing operations during 1995 is primarily due to an increase in Valor's sales, gross profit as a percentage of sales and a decrease in selling, general, and administrative spending as a percentage of sales offset by increased interest expense during 1995.

PROSPECTIVE INFORMATION

     The Company believes that its future operating results will be influenced by a number of factors including, but not limited to, general economic conditions; the continued growth of the LAN and internetworking markets; the growth of broad-band, global services and high-speed, digital, network applications; timely new product introductions; dependence on key OEM customers; market acceptance of the networking technologies; the future operating and financial performance of Valor's products ; and numerous competitive forces. It is anticipated that the Company's operating results in the foreseeable future will remain dependent on the success of Valor in identifying, developing, manufacturing, and marketing new products or enhancing existing product offerings. The Company is subject to technological changes, which could cause management to reassess its estimate of the realizability of goodwill and/or its amortization period.

     The majority of Valor's sales continue to be derived from products that support Ethernet and 10Base-T applications. Valor's operating results could be affected if there is an unexpected change in such technologies or if Valor does not respond appropriately to expected changes. Valor supplies OEM's product compliant with all relevant IEEE, ANSI, and ATM forum standards for 100Base-TX Fast Ethernet, TP/PMD (FDDI over copper), xDSL, and 155 Mbps ATM applications. The success of these advanced products is dependent on many factors, such as the Company's ability to manufacture these products in sufficient quantities to meet anticipated demand and the overall market acceptance of these new technologies. The inability of these advanced networking products to gain market acceptance or potential delays of the widespread installation of such products could subject Valor's existing products to increased competition and pricing pressures, which would adversely affect the Company's operating results.

     The Company's future performance will also be affected by the volume, mix, and timing of orders received during a particular quarterly period. The Company's backlog at the beginning of any particular quarter is not sufficient to achieve expected sales or profitability for that quarter. To achieve its sales and profitability objectives in a quarter, the Company is dependent upon obtaining substantial orders in that quarter for shipment during that quarter. There can be no assurance that orders from existing customers will continue at the levels of previous years or that the Company will be able to obtain orders from new customers. Additionally, there can be no assurance that orders received and requested for shipment in a specific quarter will not be canceled or the requested date of shipment changed to a subsequent quarter. If anticipated orders do not develop or changes in delivery schedules or cancellation of orders occur, the per-unit manufacturing costs, expenditures, and inventory levels could be disproportionately high in relation to sales. This could have an adverse affect on the Company's operating results for that quarterly period.

     There is one key component (pin coil forms -- see "Manufacturing and Suppliers") that Valor uses in its manufacturing and assembly process that is currently available only from a single source. There can be no assurance that this supplier will be able to meet future demand for components in a timely and cost-effective manner. The Company's operating results and customer relationships could be adversely affected by either price increases or an interruption or reduction in products shipped due to an interruption or reduction in supply of any key components.

     The Company's results and stock price have been, and may continue to be, subject to significant volatility, particularly on a quarterly basis. Any shortfall in sales or earnings could have an immediate and significant adverse affect on the trading price of the Company's Common Stock in any given quarterly period.

LIQUIDITY AND CAPITAL RESOURCES

     In 1996, the Company's liquidity was adversely effected by ongoing operating losses at Promptus, by increased operating losses at Valor, and by the costs of restructuring Valor, among other things. These liquidity requirements were funded primarily through proceeds from the sale of operations discontinued in 1995 and by reductions in Valor inventory and receivable levels. To help compensate for the 1996 net reduction in available liquidity, in February 1997 the Company obtained a two year term note from its majority shareholder as more full described below. Also in March 1997, the Company signed an agreement to sell its majority interest in Promptus as more fully described below. Assuming the Promptus transaction closes, the Company's liquidity should be adequate for the coming year also as more fully described below.

     The Company's current principal sources of liquidity are cash, cash equivalents, available borrowings on its credit facility (see below), and the expected proceeds from the divestiture of Promptus (see also below). On December 31, 1996, 1995, and 1994, cash and cash equivalents totaled $3.2 million, $2.6 million and $4.2 million, respectively. On December 31, 1996, 1995, and 1994, line of credit borrowings totaled $4.9 million, $4.2 million and $4.9 million, respectively. Net cash provided (used) by continuing operations was $7.8 million, $2.9 million and $(3.8) million, respectively. Cash provided by continuing operations increased by approximately $4.9 million in 1996, as compared to 1995, primarily as a result of reductions in inventory and accounts receivable balances, offset somewhat by the increased losses from continuing operations. Net cash provided from the sale of discontinued operations was $2,412, $11,750 and $0, and net cash provided (used) by discontinued operations was ($2,898), ($3,697) and $4,447 in 1996, 1995, and 1994, respectively.

     The Company has a line of credit agreement with a bank that expires on June 30, 1997. The total amount available under the line is $7.5 million, subject to the balance of eligible accounts receivable. The entire $7.5 million was available as of December 31, 1996 and as of March 31, 1997. Interest accrues at prime plus one and one-quarter percent, and outstanding borrowings are collaterized by substantially all the Company's domestic assets. As of December 31, 1996, the Company was in default of a financial covenant contained in the agreement, which default has been waived by the bank.

     In February 1997, Valor obtained a $2.5 million two year term note from Telemetrix PLC, the Company's majority shareholder. This note is to be repaid by Valor in four equal semi-annual installments of $625,000 plus applicable interest beginning August 1997 and ending February 1999. Interest accrues at prime plus 4% per annum (subject to a possible upward adjustment) and the loan is secured by a subordinated security interest in all of Valor's domestic fixed assets.

     In March 1997, the Company's 72% owned subsidiary Promptus Communications, Inc. ("Promptus") agreed to sell the assets and associated liabilities of its Network Access Card business to VideoServer, Inc. for about $20 million, subject to regulatory approval. This total consideration will include $14.5 million cash and 223,881 shares of VideoServer common stock. Upon closing of the asset sale, Promptus has agreed to repay loans from the Company and to redeem all the Promptus common stock held by the Company in exchange for an aggregate of about 158,000 shares of the VideoServer common stock plus a total of about $8.2 million cash, net of transaction costs. As a result of this redemption of the Company's interest in Promptus, the Promptus minority shareholders will own 100% of Promptus which will consist primarily of the Systems business. Management anticipates that these transactions will close during the second quarter ended June 28, 1997, and that the VideoServer stock to be received by the Company will be sold in 1997.

     Management anticipates that its line of credit agreement described above will be extended or replaced during 1997 assuming that the Promptus divestiture is completed and assuming break-even or better results at Valor beginning in the first quarter 1997. Management further anticipates that an extended line of credit, coupled with the proceeds from the Telemetrix note and the anticipated proceeds from the planned divestiture of Promptus, should give to the Company the liquidity it needs to pursue its strategic plan for Valor, at least for the coming year. However, there can be no assurance that the Company's interest in Promptus will be sold for the amount or within the time frame anticipated by management, that Valor will maintain break-even or better results, or that Valor's strategic plan will be successful.

     If the Company's interest in Promptus is not sold within the next few months, and/or if the Company does not maintain break-even or better revenue levels, then the Company may be forced to curtail its strategic plan and/or to seek further capital infusions. Also, the current line of credit agreement expires on June 30, 1997 and there can be no assurance that the bank will renew the facility. Although management believes it will be able to identify an asset-based lender to replace the line of credit, if necessary, there can be no assurance that such will be located. Neither can these be any assurance that additional capital infusions will be available to the Company in sufficient amounts, if at all, and, if available, there can be no assurance that the related terms and conditions will be acceptable to the Company. Failure of the Company to obtain such credit facility and/or capital infusion, if needed, would have a material and adverse effect on the Company.

     The Company made capital expenditures of approximately $6.1 million and $4.5 million in 1996 and 1995, respectively, a significant portion of which was expended by Valor for additional equipment to automate its manufacturing operations and/or to support increased manufacturing volume. The Company currently estimates its 1997 capital expenditures will range between $4 million and $8 million, depending on the need for further increases in automation and capacity at Valor. The Company anticipates that most such capital expenditures will be funded through cash generated from operations.

     Dividends on the Company's 8,110 shares of outstanding, cumulative convertible Preferred Stock accrue at a rate of $35.00 per share, per year, payable quarterly. In 1996, dividends totaling $213 were paid and $71 were in arrears as of December 31, 1996.

     In connection with the acquisition of Promptus, the Company entered into an agreement for the contingent purchase of the remaining 1.6 million shares or approximately 29% of Promptus's capital stock. The first mutual put/call right occurred January 1997 for 30% of the remaining Promptus shares, which put/call has been postponed pending the resolution of the divestiture transactions described above. If the Promptus divestiture does not occur, the Company may be obligated to purchase 30% of the remaining Promptus shares held by the minority shareholders. The price to be paid will be based upon a predetermined formula using forecast and actual results of Promptus in 1997, 1998, and 1999. Because of the determinants, it is not presently possible to assess whether the condition for this contingent purchase will be satisfied nor is it possible to estimate the price at which such shares might be purchased. In the event the mutual put/call right is exercised, the Company will be obligated to pay up to $4.80 per share in cash and may pay the amount in excess of $4.80 in cash, Common Stock, or a combination thereof. If the Promptus divestiture does not occur, the put/call obligation could have a material and adverse effect on the Company.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors, GTI Corporation:

     We have audited the accompanying consolidated balance sheets of GTI Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GTI Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Diego, California
March 25, 1997

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                             1996          1995          1994
                                                           --------      --------      --------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                       SHARE DATA)
Sales....................................................  $ 92,533      $114,836      $103,239
Cost of goods sold.......................................    75,350        82,729        76,122
                                                           --------      --------      --------
Gross profit.............................................    17,183        32,107        27,117
Selling, general and administrative expense..............    25,722        25,382        23,695
                                                           --------      --------      --------
Operating profit (loss)..................................    (8,539)        6,725         3,422
Other income (expense), net
  Interest income........................................        91            93           173
  Interest expense.......................................      (319)         (342)         (122)
  Other..................................................        66           220           226
                                                           --------      --------      --------
Income (loss) from continuing operations before income
  taxes and minority interest............................    (8,701)        6,696         3,699
Provision (benefit) for income taxes.....................    (1,050)          506           264
Minority interest in earnings of subsidiaries............        --            66           136
                                                           --------      --------      --------
Income (loss) from continuing operations.................    (7,651)        6,124         3,299
Income (loss) from discontinued operations, net of income
  taxes of $0, $515, and $1,085 for 1996, 1995, and 1994,
  respectively...........................................    (2,998)       (2,178)        1,962
Loss on disposal of discontinued operations, including
  income taxes of $1,298 and $1,186, respectively........   (10,822)       (2,000)           --
                                                           --------      --------      --------
Net income (loss)........................................  $(21,471)     $  1,946      $  5,261
                                                           ========      ========      ========
Net income (loss) per share of Common Stock:
  Income (loss) from continuing operations...............    $(0.88)       $ 0.56         $0.32
  Income (loss) from discontinued operations.............     (0.34)        (0.20)         0.20
  Loss on disposal of discontinued operations............     (1.20)        (0.18)           --
                                                             ------        ------        ------
Net income (loss) per share..............................    $(2.42)       $ 0.18         $0.52
                                                             ======        ======        ======

  The accompanying notes are an integral part of these consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                           AS OF DECEMBER 31,
                                                                          --------------------
                                                                           1996         1995
                                                                          -------     --------
                                                                              (DOLLARS IN
                                                                               THOUSANDS,
                                                                            EXCEPT PER SHARE
                                                                                 DATA)
Current Assets
  Cash and cash equivalents.............................................  $ 3,219     $  2,553
  Receivables, net of allowances of $201 and $225, respectively.........   11,502       19,456
  Inventories...........................................................   18,551       29,245
  Prepaid expenses and other............................................    6,802        3,761
  Net assets of discontinued operations.................................   11,637       25,551
                                                                          -------     --------
          Total current assets..........................................   51,711       80,566
Property, plant, and equipment, net.....................................   15,974       14,963
Goodwill, less accumulated amortization of $4,211 and $3,515, and
  other.................................................................   23,839       22,170
                                                                          -------     --------
          Total Assets..................................................  $91,524     $117,699
                                                                          =======     ========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Short-term borrowings.................................................  $ 4,900     $  4,234
  Accounts payable, accrued and other liabilities.......................   17,298       22,642
                                                                          -------     --------
          Total current liabilities.....................................   22,198       26,876
                                                                          -------     --------
Deferred income taxes and other non-current liabilities.................    2,176        1,828
                                                                          -------     --------
Commitments and contingencies
Stockholders' Equity
  Preferred Stock, authorized 1,000,000 shares, first series, $35.00
     cumulative convertible, issued and outstanding 8,110 shares........    8,110        8,110
  Common Stock, par value $0.04 per share, authorized 12,000,000 shares,
     issued 8,973,475 in 1996 and 1995..................................      359          359
  Additional paid-in capital............................................   44,082       44,082
  Retained earnings.....................................................   14,644       36,399
  Cumulative translation adjustments....................................      (45)          45
                                                                          -------     --------
          Total stockholders' equity....................................   67,150       88,995
                                                                          -------     --------
Total Liabilities and Stockholders' Equity..............................  $91,524     $117,699
                                                                          =======     ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                      FIRST SERIES            ADDITIONAL                         CUMULATIVE
                                       PREFERRED     COMMON    PAID-IN     RETAINED   TREASURY   TRANSLATION
THREE YEARS ENDED DECEMBER 31, 1996      STOCK       STOCK     CAPITAL     EARNINGS    STOCK     ADJUSTMENTS
------------------------------------  ------------   ------   ----------   --------   --------   -----------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance, December 31, 1993..........     $8,110       $337     $ 34,269    $ 29,760   $ (1,040)     $ 336
  Net Income........................     --           --         --           5,261      --         --
  Issuance of 56,825 shares of
     Common Stock under stock option
     plans..........................     --              2          298       --         --         --
  Preferred Stock dividend..........     --           --         --            (284)     --         --
  Translation adjustment............     --           --         --           --         --           514
                                         ------       ----      -------    --------    -------      -----
Balance, December 31, 1994..........      8,110        339       34,567      34,737     (1,040)       850
  Net income........................     --           --         --           1,946      --         --
  Sale of 650,000 shares of Common
     Stock, of which 250,000 shares
     were issued from Treasury
     Stock, in connection with the
     71% acquisition of Promptus
     Communications, Inc............     --             16        8,655       --         1,040      --
  Issuance of 114,125 shares of
     Common Stock under stock option
     plans..........................     --              4          860       --         --         --
  Preferred Stock dividend..........     --           --         --            (284)     --         --
  Cumulative translation gain on
     sale of assets of the
     E-Group........................     --           --         --           --         --          (835)
  Translation adjustment............     --           --         --           --         --            30
                                         ------       ----      -------    --------    -------      -----
Balance, December 31, 1995..........      8,110        359       44,082      36,399      --            45
  Net loss..........................     --           --         --         (21,471)     --         --
  Preferred Stock dividend..........     --           --         --            (284)     --         --
  Translation adjustment............     --           --         --           --         --           (90)
                                         ------       ----      -------    --------    -------      -----
Balance, December 31, 1996..........     $8,110       $359     $ 44,082    $ 14,644   $  --         $ (45)
                                         ======       ====      =======    ========    =======      =====

  The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1996         1995        1994
                                                              --------     --------     -------
                                                                   (DOLLARS IN THOUSANDS)
Cash Flows from Operating Activities:
  Net income (loss).........................................  $(21,471)    $  1,946     $ 5,261
  Adjustments to reconcile net income (loss) to net cash
     provided (used) by continuing operations:
     Loss (income) from discontinued operations.............     2,998        2,178      (1,962)
     Loss on disposal of discontinued operations............    10,822        2,000          --
     Depreciation and amortization..........................     5,319        4,757       3,124
     Minority interest expense in earnings of subsidiary....        --           66         136
     Loss on disposal of equipment..........................        --          201          --
  Deferred income taxes.....................................     1,289       (1,945)        291
  Changes in assets and liabilities:
     Receivables............................................     7,954         (680)     (8,520)
     Inventories............................................    10,694       (8,958)     (8,904)
     Prepaid expenses and other assets......................    (4,666)        (326)       (163)
     Accounts payable and accrued liabilities...............    (5,335)       3,246       6,085
     Other non-current liabilities..........................       223          384         883
                                                              --------     --------     -------
       Net cash provided (used) by continuing operations....     7,827        2,869      (3,769)
  Net cash provided (used) by discontinued operations.......    (2,898)      (3,697)      4,447
                                                              --------     --------     -------
       Net cash provided (used) by operating activities.....     4,929         (828)        678
                                                              --------     --------     -------
Cash Flows from Investing Activities:
  Purchases of plant and equipment..........................    (6,060)      (4,509)     (7,687)
  Capital expenditures of discontinued operations...........      (978)      (1,897)       (971)
  Purchase of Promptus, net of cash acquired................        --      (19,089)         --
  Proceeds from disposal of discontinued operations.........     2,412       11,750          --
                                                              --------     --------     -------
       Net cash used by investing activities................    (4,626)     (13,745)     (8,658)
                                                              --------     --------     -------
Cash Flows from Financing Activities:
  Short-term borrowings, net................................       666        2,579       1,655
  Issuance of Common Stock..................................        --       10,575         300
  Preferred Stock dividend paid.............................      (213)        (284)       (284)
                                                              --------     --------     -------
       Net cash provided by financing activities............       453       12,870       1,671
Net change in cumulative translation adjustments............       (90)          30         498
                                                              --------     --------     -------
Net increase (decrease) in cash and cash equivalents........       666       (1,673)     (5,811)
Cash and cash equivalents at beginning of period............     2,553        4,226      10,037
                                                              --------     --------     -------
Cash and cash equivalents at end of period..................  $  3,219     $  2,553     $ 4,226
                                                              ========     ========     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The consolidated financial statements include the accounts of GTI Corporation (the "Company"); its wholly-owned subsidiaries, Valor Electronics, Inc., ("Valor") and Esco Sales, Inc., ("Esco") (see Note 2); and its majority-owned subsidiary, Promptus Communications, Inc., ("Promptus") (see Note 2 ). All significant intercompany balances and transactions have been eliminated.

     Financial Statement Preparation -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Actual results could differ from management's estimates.

     Cash Equivalents -- Cash equivalents consist of short-term, highly liquid investments purchased with a maturity date of three months or less. Cash equivalents are stated at cost, which approximates market value.

     Concentration of Credit Risk and Geographic Operations -- The Company invests a portion of its cash in debt instruments of financial institutions throughout the world with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity. The Company has not experienced any losses on its cash equivalents. The Company sells its products to customers in diversified industries worldwide. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses. Actual losses have been within management's expectations and estimates. At December 31, 1996, three large customers represented approximately 14.7%, 14.4% and 10.7%, respectively, of the Company's net accounts receivable balance. A significant portion of the Company's manufacturing operations are concentrated in the People's Republic of China (the "PRC") and the Philippines. At December 31, 1996, a significant amount of the Company's physical inventories and equipment were concentrated in two facilities located in the PRC and one facility in the Philippines. There is one key component that the Company uses in its manufacturing and assembly process that is currently available only from a single source. There can be no assurance that this supplier will be able to meet future demand for components in a timely and cost-effective manner. The Company's operating results and customer relationships could be adversely affected by either price increases or an interruption or reduction in products shipped due to an interruption or reduction in supply of any key components.

     Inventories -- Inventories are stated at the lower of cost (first-in, first-out) or market and include direct labor, materials, and manufacturing overhead.

     Property Plant and Equipment -- Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of 7 to 25 years for buildings and improvements and 3 to 7 years for machinery, equipment, furniture, and fixtures. Expenditures for property additions together with major renewals and improvements are capitalized. Maintenance, repairs, and minor renewals and betterments are charged to expense.

     Excess Cost over Net Assets of Acquired Company -- The excess of acquisition cost over the fair value of net assets (goodwill) of Valor is being amortized using the straight-line method over 35 years. The Company periodically re-evaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated life of this asset. Management believes that there has been no impairment of the Valor goodwill as of December 31, 1996. The Company is subject to technological changes, which could cause management to reassess its estimate of the realizability of goodwill and/or its amortization period in the future. The determinants used for this evaluation include management's estimate of the asset's continuing ability to generate positive income from operations and positive cash flow in future periods as well as the strategic significance of the intangible asset to the Company's business objectives. Cost in excess of net assets of Valor, net of amortization, was $19,845 and $20,542 at December 31, 1996, and 1995, respectively.

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

     Income Taxes -- The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach to account for income taxes. The Company provides deferred income taxes for temporary differences that will result in taxable or deductible amounts in future years based on the reporting of certain costs in different periods for financial statement and income tax purposes.

     Foreign Currency Translation -- Assets and liabilities of the Company's foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, and revenue and expenses are translated at the average exchange rate for the period. Translation gains or losses of the Company's foreign subsidiaries are not included in operations but are reported as a separate component of stockholders' equity. The functional currency of those subsidiaries is the primary currency in which the subsidiary operates. Substantially all of the Company's worldwide sales are conducted in U.S. dollars. Gains and losses on transactions in denominations other than the functional currency of the Company's foreign operations, while not material in amount, are included in the results of operations. The Company does not enter into foreign exchange transactions to hedge certain balance sheet exposures and intercompany balances against movements in foreign exchange rates.

     Net Income (Loss) Per Share of Common Stock -- Net income (loss) per share ("EPS") of Common Stock for 1996, 1995, and 1994 is computed on the basis of the weighted average shares of Common Stock outstanding plus dilutive common equivalent shares arising from the effect of cumulative convertible Preferred Stock, using the if-converted method, and dilutive stock options, using the treasury-stock method. In loss years such as 1996, the preferred stock is assumed not converted, and the related annual preferred stock dividends of $284 are added to the loss to calculate EPS from continuing operations. The number of shares used for the calculation are 8,973,475, 10,873,000, and 10,187,000 in 1996, 1995, and 1994, respectively. Fully diluted earnings per share are approximately the same as primary earnings per share for all years presented.

     Stock Based Compensation -- During 1996, the Company elected to adopt the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the provisions of SFAS 123, companies can elect to account for stock-based compensation plans using a fair-value-based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in APB 25. SFAS 123 requires that companies electing to continue using the intrinsic value method must make pro forma disclosures of net income and earnings per share as if the fair-value-based method of accounting has been applied. (See Note 9)

     Reclassifications -- The consolidated financial statements for all periods presented have been restated to reflect Promptus, the E-Group, and Esco as discontinued operations in accordance with APB 30 (see Note 2).

NOTE 2  BUSINESS COMBINATION AND DISCONTINUED OPERATIONS

     Promptus In January 1995, the Company completed the acquisition of approximately 72% of the issued and outstanding capital stock of Promptus for approximately $19.1 million in cash, net of cash acquired. The acquisition was financed through a combination of secured bank borrowings of approximately $9.9 million; proceeds, net of issuance costs, from the issuance of 650,000 shares of Common Stock (of which 250,000 were from Treasury Shares) of approximately $9.7 million; and $500 of cash on hand. In addition to the purchase price, the Company provided approximately $1.0 million to Promptus employees in the form of secured promissory notes for use in the exercise of stock options, which occurred at the transaction's closing. The acquisition was accounted for as a purchase. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair-market value. The resulting goodwill of approximately $17.2 million was being amortized over 20 years. Promptus's results of operations have been included in the Company's results effective January 1, 1995.

     In March 1997, Promptus entered into an agreement (the "NAC Transaction") to sell the net assets of its Network Access Card business (the "NAC's") for approximately $20.0 million, subject to regulatory approval. These sale proceeds will consist of $14.5 million in cash and 223,881 shares of common stock of

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

VideoServer, Inc. Subject to the closing of the NAC Transaction, Promptus will purchase 100% of the Promptus shares held by the Company and repay certain indebtedness to the Company for an aggregate of approximately $11.6 million, net of certain transaction costs. The net proceeds to the Company are estimated to consist of $8.2 million in cash and approximately 158,000 shares of common stock of VideoServer Inc., resulting in a loss on disposal of approximately $10.8 million. The estimated loss on disposal of Promptus includes an assumption regarding the value of the VideoServer, Inc. shares. The ultimate proceeds to the Company for the VideoServer, Inc. shares is subject to market volatility and fluctuation. Management expects these transactions to close in the quarter ended June 28, 1997, and has estimated the loss on the disposal of Promptus based on the terms of these pending transactions.

     E-Group In December 1995, the Company completed the divestiture of certain assets and liabilities of the E-Group for approximately $12.5 million, resulting in a gain of approximately $3.0 million, net of income taxes of $2.5 million. The Company received $11.75 million in cash paid at the closing, $250 in escrow funds, and a $500 promissory note due in three years. The escrow funds will remain in escrow until June 1997, at which time, if no purchase price adjustment occurs, all escrow funds will be remitted to the Company.

     Esco In February 1996, the Company sold 100% of Esco's common stock in exchange for approximately $4.1 million, consisting of $2.2 million in cash and a $1.9 million promissory note due in equal installments over six years, resulting in a loss on disposal of approximately $5.0 million, net of income tax benefits of approximately $1.3 million. This loss was accrued in 1995.

     The sales of the E-Group and Esco and the pending sale of Promptus were made pursuant to formal divestiture plan adopted by the Company's Board of Directors which required the plans to be carried out within one year. Accordingly, these businesses have been accounted as discontinued operations in accordance with Accounting Principles Board Opinion No. 30.

     The operating results of the discontinued operations are summarized as follows:

                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                         1996        1995        1994
                                                        -------     -------     -------
        Sales.........................................  $17,735     $54,771     $38,668
                                                        -------     -------     -------
        Income (loss) before tax provision and
          minority interest income....................  $(3,530)    $(2,209)    $ 3,047
        Income tax provision..........................       --         515       1,085
        Minority interest income......................      532         546          --
                                                        -------     -------     -------
        Net income (loss).............................  $(2,998)    $(2,178)    $ 1,962
                                                        =======     =======     =======
        Net income (loss) per common share............  $ (0.34)    $ (0.20)    $  0.20
                                                        =======     =======     =======

     Interest expense has been allocated to loss on discontinued operations for the year ended December 31, 1995 based upon specifically identified debt incurred in connection with the acquisition of Promptus. The amount of interest expense allocated was approximately $865.

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

     The net assets of discontinued operations are summarized as follows:

                                                                   AS OF DECEMBER 31,
                                                                  --------------------
                                                                    1996        1995
                                                                  --------     -------
        Current assets..........................................  $  6,115     $11,159
        Plant and equipment, net................................     2,266       2,285
        Goodwill, net of amortization and other assets..........    16,530      24,014
        Current liabilities.....................................    (1,801)     (3,410)
        Other long-term liabilities.............................      (651)       (975)
        Deferral of E-Group gain................................        --      (5,522)
        Provision for estimated loss on disposal of discontinued
          operations............................................   (10,822)     (2,000)
                                                                  --------     -------
                  Net assets of discontinued operations.........  $ 11,637     $25,551
                                                                  ========     =======

NOTE 3 SUPPLEMENTAL STATEMENTS OF CASH FLOWS DISCLOSURE

     Supplemental cash flow information for the years ended December 31, 1996, 1995, and 1994, are summarized as follows:

                                                          FOR THE YEAR ENDED DECEMBER
                                                                      31,
                                                         ------------------------------
                                                          1996        1995        1994
                                                         ------     --------     ------
        Interest paid (including interest related to
          discontinued operations)...................    $  376     $  1,207     $  342
                                                         ======      =======     ======
        Income taxes paid............................    $2,636     $  1,559     $1,727
                                                         ======      =======     ======
        Business acquisition, net of cash acquired:
          Working capital, other than cash
             acquired................................    $   --     $   (644)    $   --
          Plant and equipment........................        --       (1,314)        --
          Purchase price in excess of the net assets
             acquired................................        --      (17,230)        --
          Other assets...............................        --       (1,183)        --
          Noncurrent liabilities.....................        --        1,282         --
                                                         ------      -------     ------
                  Net cash used to acquire
                    Promptus.........................    $   --     $ 19,089     $   --
                                                         ======      =======     ======

     In connection with the disposal of the E-Group in December 1995, the Company used the cash proceeds of approximately $11.75 million to repay the outstanding principal and interest on a bank term loan of $4.1 million and repaid the remaining $7.65 million against the outstanding principal amount on a bank credit facility. The term loan and credit facility were both used in connection with the acquisition of Promptus.

NOTE 4 SUPPLEMENTARY FINANCIAL INFORMATION

     Inventory consisted of the following at December 31, 1996, and 1995:

                                                                    1996        1995
                                                                   -------     -------
        Raw materials and supplies...............................  $ 5,891     $10,306
        Work in process..........................................    3,748      10,454
        Finished goods...........................................    8,912       8,485
                                                                   -------     -------
                                                                   $18,551     $29,245
                                                                   =======     =======

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

     Property, plant, and equipment consisted of the following at December 31, 1996, and 1995:

                                                                    1996        1995
                                                                  --------     -------
        Land....................................................  $     12     $    12
        Buildings and improvements..............................     4,683       4,828
        Machinery and equipment.................................    20,549      16,597
        Furniture and fixtures..................................     3,429       2,689
                                                                  --------     -------
                                                                    28,673      24,128
        Less accumulated depreciation...........................   (12,699)     (9,165)
                                                                  --------     -------
                                                                  $ 15,974     $14,963
                                                                  ========     =======

     Accounts payable and accrued liabilities consisted of the following at December 31, 1996, and 1995:

                                                                    1996        1995
                                                                  --------     -------
        Accounts payable........................................  $  6,700     $ 9,204
        Employee compensation...................................     3,810       4,576
        Federal, local, foreign, and other taxes................     2,759       4,279
        Other accrued liabilities...............................     3,782       2,875
        Accrued severance costs.................................       247       1,708
                                                                   -------     -------
                                                                  $ 17,298     $22,642
                                                                   =======     =======

     In July 1996, management assessed Valor's Hong Kong operations and cost structure. Based on its assessment, management initiated a fixed cost reduction program. This cost reduction program eliminated a significant portion of Valor Hong Kong's fixed costs without decreasing production capacity. Due to the cost reduction program, the Company recorded a charge of approximately $1.9 million during 1996. The cost reduction charge represents employee severance costs, property lease costs, and the write off of certain assets.

NOTE 5 CREDIT AGREEMENTS

     The Company has a $7.5 million line of credit agreement with a bank. Interest on outstanding borrowings currently accrues at the bank's prime rate of interest plus one and one-quarter percent (9.50% at December 31, 1996). The facility is secured by the Company's domestic accounts receivable, inventory, and equipment; and borrowings are limited to the balance of eligible accounts receivable. Based on eligible accounts receivable at December 31, 1996, the entire $7.5 million of the facility was available for borrowing. At December 31, 1996 and 1995, there were approximately $4.9 and $3.2 million, respectively, of outstanding borrowings under this agreement. The credit agreement expires on June 30, 1997. In the event that the Promptus transactions are not closed by June 30, 1997, and/or the Company's future financial results are not satisfactory to the bank, the bank may not renew or extend the current line of credit agreement beyond June 30,1997 and the Company may be required to seek alternative bank financing. There can be no assurance that the Promptus transactions will be closed or that the Company's financial results for the first quarter of 1997 will be satisfactory to the bank. Although management believes it will be able to identify an asset-based lender to replace the line of credit, if necessary, there can be no assurance that alternative financing will be available to the Company in sufficient amounts, if at all, and, if available, there can be no assurance that the related terms and conditions will be acceptable to the Company. Failure of the Company to obtain such alternative financing, if needed, would have a material and adverse effect on the Company.

     The credit agreement contains certain minimum quarterly profitability, minimum net-worth, and various financial-ratio requirements. As of December 31, 1996, the Company was in violation of a certain financial covenant which has been waived by the bank.

     The Company had a foreign credit facility with a foreign bank for approximately $2.2 million. Outstanding borrowings at December 31, 1995 were approximately $1.0 million. This credit facility was repaid during 1996 and the agreement was not renewed.

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 6 INCOME TAXES

     The components of the provision (benefit) for income taxes from continuing operations for the years ended December 31 are as follows:

                                                            1996        1995      1994
                                                           -------     ------     -----
        Federal -- current...............................  $(2,988)    $ (358)    $(963)
        Deferred.........................................    1,264       (762)      120
        Foreign -- current...............................    2,031      1,714       884
        Deferred.........................................   (1,156)        71       393
        State and Local..................................     (201)      (159)     (170)
                                                           -------     ------     -----
                                                           $(1,050)    $  506     $ 264
                                                           =======     ======     =====

     The components of the income-tax provision were based on the sources of income (loss) from continuing operations before taxes and minority interest for the years ended December 31 as follows:

                                                         1996        1995        1994
                                                       --------     -------     -------
        United States................................  $(10,310)    $(2,289)    $(2,433)
        Foreign......................................     1,609       8,985       6,132
                                                       --------     -------     -------
                                                       $ (8,701)    $ 6,696     $ 3,699
                                                       ========     =======     =======

     The components of the current, net deferred, tax asset at December 31 were as follows:

                                                                      1996       1995
                                                                     ------     ------
        Accelerated depreciation...................................  $   51     $   34
        Vacation pay and accrued compensation......................     532        736
        Reserves...................................................     674        575
        NOL, capital loss, R and D credit carryovers...............     866      1,908
        Other......................................................      90        255
                                                                     ------     ------
                                                                      2,213      3,508
        Valuation reserve, primarily related to capital loss
          carryforwards............................................    (651)      (682)
                                                                     ------     ------
                                                                     $1,562     $2,826
                                                                     ======     ======

     The component of the non-current, deferred, income tax liability at December 31, 1996, and 1995, is as follows:

                                                                      1996      1995
                                                                      ----     ------
        Accelerated depreciation on foreign assets..................  $ --     $1,156
                                                                      ====     ======

     A reconciliation of the federal income tax provision at the statutory rate to the effective rate for continuing operations for the years ended December 31 is as follows:

                                                          1996        1995        1994
                                                         -------     -------     ------
        Statutory federal tax on income before income
          taxes and minority interest..................  $(2,958)    $ 1,719     $1,211
        Effect of foreign losses with no tax benefit...       --          --        (82)
        State income taxes, net of federal benefit.....     (201)       (191)      (154)
        Differences between U.S. and foreign tax
          rates........................................      986      (1,050)      (771)
        Nondeductible expenses.........................      748          28        141
        Other..........................................      375          --        (81)
                                                         -------     -------     ------
                                                         $(1,050)    $   506     $  264
                                                         =======     =======     ======

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

     Income tax provision is not recorded for U.S. Federal income taxes on the undistributed earnings of foreign subsidiaries as such earnings are intended to be permanently reinvested in those operations. Such earnings would become taxable upon the sale or liquidation of these foreign subsidiaries or upon the remittance of dividends. Accumulated, undistributed earnings of foreign subsidiaries on which U.S. taxes have not been provided are approximately $47,185, which would result in a related tax liability of approximately $10,310, if such earnings were repatriated.

NOTE 7 COMMITMENTS AND CONTINGENCIES

     The Company leases machinery and equipment, computer equipment, and office furniture and conducts certain operations in leased facilities, which expire on various dates through 2002. Under the terms of most of the leases, the Company is required to pay all taxes, insurance, and maintenance. The total future, minimum, annual lease payments under the operating lease agreements are as follows:

                YEAR ENDED DECEMBER 31,
                1997................................................  $ 2,346
                1998................................................    1,615
                1999................................................    1,360
                2000................................................    1,049
                2001................................................      856
                Thereafter..........................................      306
                                                                       ------
                                                                      $ 7,532
                                                                       ======

     Rental expense amounted to $2,879, $3,280, and $3,852 in 1996, 1995, and 1994, respectively.

     Litigation -- In December 1995, a class-action lawsuit was filed in the United States District Court, Southern District of California, against the Company and certain of its officers and directors alleging violations of the Securities Exchange Act of 1934. On November 12, 1996, the court approved a Stipulation of Settlement with prejudice and all claims were released. The settlement amount paid by the Company was $400 in 1996.

     The Company is involved in various legal proceedings and claims arising in the ordinary course of business, none of which, in the opinion of management, is expected to have a material affect on the Company's consolidated financial position or results of operations.

     Contingent Purchase of the Promptus Minority Interest -- Concurrent with the Promptus acquisition, the Company and the minority shareholders of Promptus entered into an agreement to govern the contingent purchase of the remaining 28% of the outstanding capital stock of Promptus. Under the agreement, beginning in January 1997 and each year thereafter through January 1999, the minority shareholders of Promptus have the right, but not the obligation, to require the Company to acquire the remaining shares in predefined percentage increments; and the Company has the right, but not the obligation, to purchase the remaining shares. The price to be paid is based upon a predetermined formula using a combination of forecasted and actual results of Promptus for the period January 1, 1997, through December 31, 1999. The percentage increment established for the first mutual put/call option in January 1997 may not exceed 30% of the minority shares. In December 1996, the Company and the minority shareholders agreed to amend the existing agreement to postpone the first mutual put/call option until the resolution of the Promptus divestiture. In connection with Promptus's purchase of 100% of the Promptus shares held by the Company (see Note 2), the agreement governing the contingent purchase will be terminated, and the Company will have no future obligation with respect to the contingent purchase of any outstanding capital stock of Promptus. However, if the Promptus transactions are not consummated, then the above agreement is still in effect and the Company and minority shareholders will be required to agree upon a Promptus forecast from January 1997 through

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

December 1999. In the event the two parties can not agree upon a forecast for this three year period, the terms of the agreement require the matter to be decided upon by an arbitrator. Due to the pending close of the Promptus transactions, no accounting recognition has been provided for this contingency in the accompanying consolidated financial statements. If the Promptus divestiture does not occur, the put/call obligation could have a material and adverse effect on the Company.

NOTE 8 STOCKHOLDERS' EQUITY

     Preferred Stock -- The Preferred Stock is convertible at the discretion of the holder, at a rate of 234.314 shares of Common Stock per share of Preferred Stock, into 1,900,287 shares of the Company's Common Stock. Dividends accrue at the rate of $35.00 per share, per year and are payable quarterly. The dividend payment for the fourth quarter of 1996 was not paid as of December 31, 1996; however, such dividend was accrued and included in the consolidated balance sheet as of December 31, 1996 under the caption "Accounts payable, accrued and other liabilities". The preferred shares have a liquidation preference of $1,000 per share and a par value of $1.00 per share.

NOTE 9 STOCK-BASED COMPENSATION PLANS

     Stock Option Plans -- The Company has five stock option plans that provide for the granting of either incentive stock options or non-qualified stock options to key employees and non-employee members of the Company's Board of Directors. All current outstanding options are non-qualified stock options. The options granted under these plans are to purchase Common Stock at not less than fair-market value at the date of grant. Employee options are generally exercisable one year from date of grant in cumulative annual installments of 25 percent, while non-employee director options are exercisable in full at the date of grant. The options have terms of six to ten years. In May 1996, the Company's Board of Directors offered the right to all existing employee stock option holders (at the holders sole option) to cancel the holder's then outstanding stock option grant in exchange for a replacement grant for one-half of the number of shares underlying the original stock option grant at the then fair market value of $7.983 per share. All of the terms of the replacement grant remain unchanged from the original stock option grants, including the vesting provisions, except the employee must remain in the employ of the Company on May 14, 1997 and the replacement grant may not be exercised before such date. If the repriced stock option grant is exercised within the first year, the number of shares issuable and price per share revert back to the original stock option grant. These repriced options are included in the stock option activity table below as forfeitures and grants during the year ended December 31, 1996.

     The following table summarizes stock option activity for the year ended December 31:

                                                                         1996
                                                              ---------------------------
                                                               SHARES      WTD AVE. PRICE
                                                              --------     --------------
        Outstanding at beginning of year....................   810,250         $18.74
        Granted.............................................   786,500         $ 6.86
        Exercised...........................................        --         $   --
        Forfeited...........................................  (770,500)        $17.40
                                                              --------         ------
        Outstanding at the end of the year..................   826,250         $ 8.69
                                                              ========         ======
        Number of shares exercisable at the end of the
          year..............................................   231,250         $13.66
                                                              ========         ======
        Weighted average fair value of options granted......     $5.27
                                                              ========

     The outstanding options expire at various dates through December 2006. At December 31, 1996, there were 308,050 shares available for future grant under all plans.

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

     The Company has adopted Statement of Financial Accounting Standards 123 "Accounting For Stock-Based Compensation" ("SFAS 123") and has elected to continue to account for stock options granted under Accounting Principles Board Opinion No. 25, which recognizes compensation cost based upon the intrinsic value of the equity award. No compensation expense has been recognized in the consolidated statement of operations for any equity awards granted during 1994 through 1996.

     The following pro forma net income (loss) and pro forma earnings (loss) per share had the Company elected to account for equity awards under using the fair value based method beginning with all equity award grants commencing on January 1, 1995. In estimating the pro forma compensation expense for each equity award granted during 1996 and 1995, the Company used the Black Scholes option pricing model, a risk-free interest rate of 6.5%, expected dividend yield of zero, expected lives of 6.5 years, and expected volatility of 83.2%. The estimated pro forma compensation cost resulting in the pro forma net income (loss) and earnings (loss) per share may not be representative of actual results had the Company accounted for equity awards using the fair value based method.

                                                                     1996        1995
                                                                   --------     -------
        Net Income (loss)
          As Reported..........................................    $(21,471)    $ 1,946
                                                                   ========      ======
          Pro Forma............................................    $(21,777)    $ 1,838
                                                                   ========      ======
        Primary EPS
          As Reported..........................................      $(2.42)     $ 0.18
                                                                     ======       =====
          Pro Forma............................................      $(2.46)     $ 0.17
                                                                     ======       =====

NOTE 10 EMPLOYEE BENEFIT PLANS

     The Company has a domestic, defined contribution plan that qualifies as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the internal Revenue Code available to substantially all domestic employees. Under the plan, participating employees may defer between 1% to 15% of their pre-tax compensation. The Company contributes fifty cents for each dollar contributed by the employee, with a maximum Company contribution of 3% of the employee's defined compensation. In addition, the plan provides for an employer, profit-sharing contribution in such amounts as the Board of Directors may annually determine. The Company also has similar plans for foreign employees, governed by the laws of the country in which they are established. These foreign plans generally include a salary deferral element and Company matching contribution. Company contributions under all plans in the aggregate were $389, $324, and $363 in 1996, 1995, and 1994, respectively. There were no amounts paid relating to the employer, profit-sharing provision during 1996, 1995, and 1994.

     The Company had no other programs that required payment by the Company of post-retirement benefits to current or retired employees.

NOTE 11 SEGMENT INFORMATION AND MAJOR CUSTOMERS

     In 1996, two customers, when combined, represented approximately 30% of the Company's sales or approximately 20% and 10%, individually. In 1995, two customers, when combined, represented approximately 30% of the Company's sales or approximately 16% and 14%, individually. In 1994, one customer represented approximately 22% of the Company's sales.

     Export sales amounted to $908, $3,048, and $6,751 in 1996, 1995, and 1994,
respectively, principally to customers in North America.

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

     The Company operates in one industry segment through its Valor operations. Valor is a manufacturer and distributor of magnetic-based components, integrated modules, and subsystems for signal processing and power-management functions in networking and internetworking products. Valor products are used principally in the data communications industry by OEM's for local area networks and wide area networks.

     Valor operates predominately in the United States, the PRC, the Philippines, Hong Kong, and Germany. Transfers between geographic areas primarily represent intercompany export sales between the related companies. In computing income from continuing operations before income taxes and minority interest, no allocations of general corporate expenses have been made. Identifiable assets include those assets directly identified to those operations in each geographical area. The United States' assets consist of operating assets and goodwill, net of amortization.

GEOGRAPHIC SEGMENTS

                                                                              ADJUSTMENTS
                                                      PACIFIC                     AND
                                   UNITED STATES        RIM        EUROPE     ELIMINATIONS     CONSOLIDATED
                                   -------------     ---------    --------    ------------     ------------
                                                            (DOLLARS IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1996
Sales to unaffiliated
  customers......................    $  48,316       $  36,454    $  7,763      $     --         $ 92,533
Transfers between geographic
  segments.......................           --          54,192         459       (54,651)              --
                                      --------        --------     -------      --------         --------
     Total sales.................    $  48,316       $  90,646    $  8,222      $(54,651)        $ 92,533
                                      --------        --------     -------      --------         --------
Income (loss) before income taxes
  and minority interest..........    $ (10,310)      $     727    $    882      $     --         $ (8,701)
                                      --------        --------     -------      --------         --------
          Identifiable assets....    $  49,775       $  37,215    $  4,534      $     --         $ 91,524
                                      ========        ========     =======      ========         ========
YEAR ENDED DECEMBER 31, 1995
Sales to unaffiliated
  customers......................    $  66,671       $  33,373    $ 14,792      $     --         $114,836
Transfers between geographic
  segments.......................           (2)         67,846          --       (67,844)              --
                                      --------        --------     -------      --------         --------
     Total sales.................    $  66,669       $ 101,219    $ 14,792      $(67,844)        $114,836
                                      --------        --------     -------      --------         --------
Income (loss) before income taxes
  and minority interest..........    $  (2,289)      $   7,951    $  1,034      $     --         $  6,696
                                      --------        --------     -------      --------         --------
          Identifiable assets....    $  66,364       $  48,522    $  2,813      $     --         $117,699
                                      ========        ========     =======      ========         ========
YEAR ENDED DECEMBER 31, 1994
Sales to unaffiliated
  customers......................    $  72,262       $  16,051    $ 14,926      $     --         $103,239
Transfers between geographic
  segments.......................       11,654          75,473          --       (87,127)              --
                                      --------        --------     -------      --------         --------
     Total sales.................    $  83,916       $  91,524    $ 14,926      $(87,127)        $103,239
                                      --------        --------     -------      --------         --------
Income before income taxes and
  minority interest..............    $  (2,433)      $   4,728    $  1,404      $     --         $  3,699
                                      --------        --------     -------      --------         --------
          Identifiable assets....    $  60,218       $  35,956    $  3,774      $     --         $ 99,948
                                      ========        ========     =======      ========         ========

NOTE 12  SUBSEQUENT EVENT

     Subordinated Promissory Note -- In February 1997, the Company entered into a Note Purchase Agreement (the "Note") with Telemetrix PLC ("TMX", the Company's majority shareholder) and a Common Stock Purchase Warrant Agreement (the "Warrant") whereby the Company received a $2.5 million loan which is subordinated to a bank and secured by Valor's U.S. based fixed assets. The loan accrues

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

interest at the prime rate plus 4% per annum and is payable in four equal semi-annual installments of $650,000 plus accrued interest commencing in August 1997 and ending February 1999. If the Company's interest in Promptus is not sold before February 1998, the interest rate on the Note will increase to Prime plus 6%. In connection with the Note, the Company issued to TMX a Warrant for 250,000 shares of the Company's common stock at an exercise price of $6.00 per share. The Warrant is exercisable as of the date of required shareholder approval to amend the Company's Certificate of Incorporation to increase the number of authorized Common Stock and terminates 30 days after the Note is paid in full.

NOTE 13  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The Company's condensed quarterly results from operations for the years ended December 31, 1996 and 1995 are as follows:

                                                            FIRST    SECOND     THIRD     FOURTH
                                                           QUARTER   QUARTER   QUARTER   QUARTER     TOTAL
                                                           -------   -------   -------   --------   --------
1996
Sales....................................................  $26,618   $23,017   $20,560   $ 22,338   $ 92,533
                                                           -------   -------   -------    -------   --------
Gross profit.............................................    5,929     3,689     2,628      4,937     17,183
                                                           -------   -------   -------    -------   --------
Income (loss) from continuing operations before income
  taxes and minority interest............................     (855)   (2,935)   (4,291)      (620)    (8,701)
Provision (benefit) for income taxes.....................     (300)     (650)     (100)        --     (1,050)
                                                           -------   -------   -------    -------   --------
Income (loss) from continuing operations.................     (555)   (2,285)   (4,191)      (620)    (7,651)
Income (loss) from discontinued operations, net of income
  taxes..................................................   (1,083)     (480)     (936)      (499)    (2,998)
Loss on disposal of discontinued operations, net of
  income taxes...........................................       --        --        --    (10,822)   (10,822)
                                                           -------   -------   -------    -------   --------
    Net (loss)...........................................  $(1,638)  $(2,765)  $(5,127)  $(11,941)  $(21,471)
                                                           =======   =======   =======    =======   ========
Net income (loss) per share -- primary and fully diluted:
Income (loss) from continuing operations.................  $ (0.07)  $ (0.26)  $ (0.47)  $  (0.08)  $  (0.88)
Income (loss) from discontinued operations...............    (0.12)    (0.06)    (0.10)     (0.06)     (0.34)
Loss on disposal of discontinued operations..............       --        --        --      (1.20)     (1.20)
                                                           -------   -------   -------    -------   --------
    Net (loss) per common share..........................  $ (0.19)  $ (0.32)  $ (0.57)  $  (1.34)  $  (2.42)
                                                           =======   =======   =======    =======   ========
1995
Sales....................................................  $24,094   $29,356   $31,370   $ 30,016   $114,836
                                                           -------   -------   -------    -------   --------
Gross profit.............................................    6,478     8,723     9,564      7,342     32,107
                                                           -------   -------   -------    -------   --------
Income (loss) from continuing operations before income
  taxes and minority interest............................      276     2,554     3,695        170      6,696
Provision (benefit) for income taxes.....................      (81)      367       591       (371)       506
Minority interest in subsidiary..........................       12        38        16         --         66
                                                           -------   -------   -------    -------   --------
Income (loss) from continuing operations.................      346     2,149     3,088        541      6,124
                                                           -------   -------   -------    -------   --------
Income (loss) from discontinued operations, net of income
  taxes..................................................     (154)     (172)     (241)    (1,610)    (2,178)
Loss on disposal of discontinued operations, net of
  income taxes...........................................       --        --        --     (2,000)    (2,000)
                                                           -------   -------   -------    -------   --------
    Net income (loss)....................................      191     1,977     2,847     (3,069)     1,946
                                                           =======   =======   =======    =======   ========
Net income (loss) per share -- primary and fully diluted:
Income (loss) from continuing operations.................  $  0.03   $  0.20   $  0.28   $   0.06   $   0.56
Income (loss) from discontinued operations...............    (0.01)    (0.02)    (0.02)     (0.19)     (0.20)
Loss on disposal of discontinued operations, net of
  income taxes...........................................       --        --        --      (0.22)     (0.18)
                                                           -------   -------   -------    -------   --------
    Net income (loss) per common share...................  $  0.02   $  0.18   $  0.26   $  (0.35)  $   0.18
                                                           =======   =======   =======    =======   ========

                             CORPORATE INFORMATION

OFFICERS

ALBERT J. HUGO-MARTINEZ
President and Chief Executive Officer

BRUCE C. MYERS
Vice President -- Finance
Chief Financial Officer, Secretary
and Treasurer

DIRECTORS

KEN E. MAUD
Chairman of the Board -- GTI Corporation
Chairman -- Peek plc

TIMOTHY M. CURTIS*
Chief Executive -- Telemetrix plc

EDMUND B. FITZGERALD*
Professor, Managing Director --
Woodmont Associates

ALBERT J. HUGO-MARTINEZ
President and Chief Executive
Officer -- GTI Corporation

ROBERT E. VENTER*
Chief Executive --
Power Technologies Limited
Director -- Telemetrix plc

CORPORATE OFFICES

9715 Business Park Avenue
San Diego, California 92131-1642
(619) 537-2500

INDEPENDENT PUBLIC
ACCOUNTANTS

ARTHUR ANDERSEN LLP

TRANSFER AGENT

CHEMICAL MELLON
SHAREHOLDER
SERVICES, L.L.C.

GENERAL COUNSEL

BAKER & McKENZIE

PRODUCT
DEVELOPMENT &
MANUFACTURING
LOCATIONS

San Diego, California

Kowloon, Hong Kong

Cobuyao, Laguna
Philippines

PRIMARY SALES AND
DISTRIBUTION LOCATIONS

San Diego, California

Kowloon, Hong Kong

Munich, Germany

---------------

* Member of the Audit Committee of the Board of Directors